May 17, 2005


Mail Stop 04-06

John T. McDonald
Chairman of the Board and Chief Executive Officer
Perficient, Inc.
1120 South Capital of Texas Highway
Building 3, Suite 220
Austin, Texas 78746

Re:  	Perficient, Inc.
	Amendment No. 2 to Form S-3
      Filed May 4, 2005
      File No. 333-123177

Dear Mr. McDonald:

      	This is to advise you that we have limited our review of the above amended registration statement to the matters addressed below and we have the following comments.

REGISTRATION STATEMENT ON FORM S-3

General
1. We note your filing of updated financial statements for the quarter ended March 31, 2005 in your Form 10-Q filed on May 13,
2005.
Please have your auditors update their consent.

Prospectus Coverpage
2. Please revise each coverpage to include a cross-reference notifying investors that you are registering concurrent shelf and resale offerings.

Plan of Distribution, page 15 (resale prospectus)
3. We note your disclosure stating that you will name any person who may be deemed an underwriter in a prospectus supplement. Since you currently name selling shareholders, please include disclosure stating that your selling shareholders, brokers, dealers, agents and market makers may be deemed to be underwriters, if true.



Legal Matters, page 14 (shelf prospectus)
Legal Matters, page 16 (resale prospectus)
4. We note that you have included an opinion of counsel from Vinson &
Elkins dated May 3, 2005, please revise both prospectuses to state that you Vinson & Elkins has passed upon these legal matters rather than "will pass" upon these legal matters.

						*  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      If you have any questions, please contact Neil Miller at
(202)
551-3442.  If you need additional assistance you may contact me at
(202) 551-3730.


							Sincerely,



							Barbara C. Jacobs
							Assistant Director



cc:  	J. Nixon Fox, III, Esq. (via facsimile)
	Vinson & Elkins LLP
	The Terrace 7
	2801 Via Fortuna, Suite 100
	Austin, Texas 78746-7568

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Perficient, Inc.
File No. 333-123177
May 17, 2005
Page 1